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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 25 October 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	25 October 2004
Number	34/04

BHP BILLITON APPROVES SPENCE COPPER PROJECT

BHP Billiton today announced the approval of the US$990 million Spence Copper Project in northern Chile. The project will have a designed capacity to produce 200,000 tonnes of copper cathode per annum and will have a mine life of 19 years. First cathode production is scheduled for the fourth quarter of 2006.

Project development will consist of the construction of a new open-cut mine with associated infrastructure, a 50k tonne per day crushing circuit, two separate leach pads, two parallel solvent extraction (SX) plants and an electrowinning (EW) circuit to produce copper cathode.

BHP Billiton President Base Metals Diego Hernandez said, "Spence is the best undeveloped copper orebody known in the world today. Its large reserves, low operating cost structure and high return potential will enable it to operate as one of the world's top tier mines. Its proximity to critical infrastructure such as power, water and road and rail transportation will facilitate development and improve the associated economic returns. We are excited about its prospects and its future contribution to BHP Billiton."

The Spence orebody consists of both copper sulphide and oxide ores that will be mined from one open-cut mine but processed separately in order to achieve higher recovery rates. The chemical leaching of oxide ores and bacterial leaching of sulphide ores will be conducted on separate leach pads, with the resulting solutions sent to separate oxide and sulphide SX plants. The resulting solutions from the SX plants will then be treated in a single EW plant to produce copper cathode.

Mr Hernandez said, "This project, which enjoys investment protection under the DL 600 Foreign Investment Statute in Chile, continues to demonstrate our commitment to develop our world class projects and operations in Chile, where we have a long-established track record as a responsible corporate citizen."

Proven and Probable ore reserves for the Spence orebody are estimated to be 310 million tonnes of copper ore with an average total copper grade of 1.14% at a total copper cut-off grade of 0.30%. These ore reserves are divided between 79 million tonnes of heap leach oxide ore at a grade of 1.18% total copper and 0.88% acid soluble copper, and 231 million tonnes of heap leach sulphide ore at a grade of 1.13% total copper, both at a total copper cut-off of 0.3%. The break down of proven and probable ore reserve categories is presented below. (1)

Ore Reserve (at 0.3% TCu Cut-off)	Reserve Category	Million Tonnes	% Total Copper	% Acid Soluble Copper
Oxide Ore	Proven	40	1.35	1.00
	Probable	38	1.01	0.76
	Proven + Probable	79	1.18	0.88
Sulphide Ore	Proven	107	1.38	na
	Probable	124	0.92	na
	Proven + Probable	231	1.13	na
Total Ore	Proven + Probable	310	1.14	na

                                                      All tonnes and grade information has been rounded; hence small differences may be present in the totals.

(1) The information upon which this press release is founded and which relates to Spence Ore Reserves is based on information compiled by Mr. Paul Satchwell, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Satchwell is employed by Mining Technical Services International S.A. He has sufficient experience with the estimation, assessment, evaluation and economic extraction of large-scale copper mining operations and projects. This experience is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking, and as such he qualifies as a Competent Person as defined in the 1999 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Satchwell consents to the inclusion in this press release of the matters based on their information in the form and context in which it appears.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 25 October 2004